Lehman Brothers Holdings Inc.
                      3 World Financial Center, 24th Floor
                               New York, NY 10285


                                             OFFICE OF THE GENERAL COUNSEL


                                                          August 9, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

       Attn:  Document Control--EDGAR

       Re:  SCHEDULE 13G


Dear Commissioner:

         On behalf of Lehman Brothers Holdings Inc. (the "Reporting Person"), submitted in electronic form for filing, is a Schedule 13G relating to the Reporting Person's ownership of 6.05% Preferred Stock of Southern California Edison Company.

         Lehman Brothers Holdings Inc. is wiring the $100.00 fee to the SEC's account at Mellon Bank for this filing today.

         If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.


                                                    Very truly yours,

                                                    /s/ Karen C. Manson
                                                    -----------------
                                                    Karen C. Manson
                                                    Vice President
                                                    Secretary
Enclosure

cc:   Southern California Edison Company
      New York Stock Exchange